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                           June 16, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed June 1, 2023
                                                            File No. 333-270504

       Dear Ali Vezvaei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 195

   1. We note from your disclosures throughout the filing that the Forward Purchase Agreement was terminated on March
3, 2023. Please reflect this termination in your pro forma
                                                        financial statements.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli Vezvaei
           B.V.
Comapany
June       NameNext.e.GO B.V.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
2. We note your response to prior comment 9 and revised presentation in the pro forma financial statements to reflect the additional shareholder loans. However, these transactions do not appear to be related to the business combination transaction. In this regard, please revise your introductory paragraph to include a description of the transactions involving the shareholder loan and the IP Note. Your revised disclosure should describe (i) each transaction for which pro forma effects is being given, (ii) the entities involved, (iii) the periods for which the pro forma financial information is presented, and (iv) an explanation of what the pro forma presentation shows.
Unaudited Pro forma Condensed Combined Statement of Operations as of December 31, 2021,
page 198

3. Please remove the comparative pro forma condensed combined statement of operations for the year ended December 31, 2021, as a pro forma income statement should not be presented for more than one complete fiscal year, which in this case is for the year ended
         December 31, 2022. Refer to Article 11-02(c)(2) of Regulation S-X. Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 Transaction Accounting Adjustments, page 201

4. We note your revised adjustment (7) offsets the entry made to accumulated deficit with retained earnings. This essentially has no effect on the balance sheet as accumulated deficit and retained earnings represent the same account; therefore, the purpose of this entry is unclear. Please combine the two accounts into a single line item as your current presentation is confusing. Your entry does not appear to comply with IFRS 2 and is not consistent with your explanation of adjustment (7) on page 202. Please revise accordingly.
Financial statements of Next.e.GO Mobile SE for the fiscal year ended December 31, 2022
Note 15. Events occurring after the reporting period, page F-58

5. Your revised disclosure states you signed a complementary term-sheet to the IP Note with
         Painted Sky Partners (acting as the investor) for the investment of up to USD 75 million into the IP Note. Please revise your disclosure to clarify the nature of the arrangement and its salient terms, including any features (e.g., redemption, conversion, etc.) material to an investor's understanding.
6.       Additionally, we note the term-sheet with Traust Structured, LLC and
Two River
         Ventures, LLC for an IP Note provides for a total volume of    up to
 USD 75
         million. Please revise to clarify whether the agreement provides the Company with the full borrowing capacity of USD 75 million, or if the borrowing capacity could be less and the terms for determining the actual amount to be funded. In this regard, tell us your basis for reflecting the full USD 75 million in your pro forma financial statements.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli Vezvaei
           B.V.
Comapany
June       NameNext.e.GO B.V.
     16, 2023
June 16,
Page 3 2023 Page 3
FirstName LastName
Note 17. Earnings per Share, page F-62

7. Please revise to present the diluted loss per share on the face of the statement of profit and loss on page F-4, and revise your notes to the consolidated financial statements to comply with the disclosures required by paragraph 70 of IAS 33.
Note 19. Segment Reporting, page F-62

8. Please revise your segment footnote to comply with the disclosure requirements outlined in paragraphs 22 and 31 of IFRS 8, as applicable.
General

9. Please tell us when you intend to file as exhibits the agreements mentioned on page 230.
         In this regard, we note the added disclosure regarding a share subscription with GEM
         Global. We also note the disclosures regarding the IP Note and Yorkville.
10.      We note the revisions to your disclosures beginning on page 146.
Please make
         corresponding revisions to other sections of this document where you discuss tax consequences, such as pages 17 and 91, among other locations. Also, we note tax opinions have not yet been filed as exhibits. Please ensure that such opinions address the tax consequences of the redemption of securities, to the extent material.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Clemens Rechberger